Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands except for ratios)

	Year Ended December 31,					3 Months Ended 3/31/2006
	2001	2002	2003	2004	2005
Earnings:
Income before income taxes	$50,385	$87,700	$103,340	$115,609	132,588	$24,957
Plus: fixed charges per below	30,645	33,284	33,513	23,999	26,547	8,175
Less: capitalized interest per below	213	218	29	167	432	—
Plus: current period amortization of interest capitalized in prior periods	4	9	9	13	21	5

Total earnings	$80,821	$120,775	$136,833	$139,454	$158,724	$33,137

Fixed charges
Interest expense	$29,597	$31,372	$31,666	$21,724	$23,489	$7,494
Capitalized interest	213	218	29	167	432	—
Interest portion of rent expense	835	1,694	1,818	2,108	2,626	681

Total fixed charges	$30,645	$33,284	$33,513	$23,999	$26,547	$8,175

Ratio of earnings to fixed charges	2.6	3.6	4.1	5.8	6.0	4.1